THL Credit Senior Loan Fund

100 Wall Street, 11th Floor

New York, NY 10005

September 29, 2016

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure and Review Office

100 F Street NE

Washington, DC  20549

Re:                             THL Credit Senior Loan Fund (the “Registrant”)

(Files Nos. 811-22874 and 333-190325)

Dear Mr. Manion:

In an August 29, 2016 telephone conversation, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrant’s Form N-CSR filing, as filed by the Registrant on March 9, 2016, for the fiscal year ended December 31, 2015 (the “Filing”).  A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below:

Comment 1.                           In the Manager’s Commentary, consider adopting industry best practices in discussing market trends and the direct impact on the performance of the fund (reference Form N-1A, Item 27 Financial Statements, instruction 7(i).

Response 1.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 2.                           In the Schedule of Investments, consider disclosing reference rates for the senior loans.

Response 2.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 3.                           In the Statement of Assets and Liabilities, please confirm that there was no trustee payable as of December 31, 2015.  If there is, the payable to trustees should be broken out as a separate line item.

Response 3.  The Registrant confirms that there was not a payable to Trustees as of December 31, 2015.  The Registrant also acknowledges that if there are payables to the Trustees as of the reporting date of future filings on Form N-CSR these amounts will be broken out as a separate line item in the Statement of Assets and Liabilities.

Comment 4.                           In the Statement of Cash Flows, please show total proceeds from borrowings and total repayments of borrowings instead of disclosing net proceeds from borrowings.

Response 4.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 5.                           In the Financial Highlights, please only disclose one set of ratios that include interest on borrowings in the table.  The supplemental ratios (which exclude the interest on borrowings) can be shown as footnote disclosure.

Response 5.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 6.                           In the Notes to Financial Statements, please include a description of how the money market fund is valued in Note 2 — Significant Accounting Policies.

Response 6.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 7.                           In the Notes to Financial Statements, please provide clarification on discussion regarding the amortization method used in the amortized cost method of valuation of certain short term debt instruments.

Response 7.  The Registrant notes that from inception through the date of the Filing, the Registrant has not owned any short-term debt instruments that have been valued on an amortized cost basis.  Nevertheless, the Registrant will modify this language in future filings to reflect amortization calculated under generally accepted accounting principles.

Comment 8.                           In the Notes to Financial Statements, the following information should be disclosed under the Fair Value Measurement discussion in Note 2 — Significant Accounting Policies:

a)  Provide additional quantitative information around the valuation inputs

b)  Disclose reasons for transfers into and out of Level 3

c)  Provide a qualitative description of the impact to the valuations if there are changes in the underlying inputs

Response 8.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 9.                           In the Notes to Financial Statements, please include the policy for cash and cash equivalents in Note 2 — Significant Accounting Policies.

Response 9.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 10.                    In the Notes to Financial Statements, in Note 4 — Borrowings, please disclose the amount paid for unused commitment fees and where those fees are included in the Statement of Operations.

Response 10.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 11.                    Please confirm that the unused commitment fees are included in the average interest rate disclosed in Note 4 — Borrowings in the Notes to the Financial Statements.

Response 11.  The Registrant notes that the unused commitment fees were not included in the average interest rate disclosed.  Had they been included, the disclosed rate would have been increased by 3 basis points.  The Registrant will include the unused commitment fees in the disclosed average interest rate in future filings on Form N-CSR.

Comment 12.                    In the Notes to Financial Statements, Note 4 — Borrowings, when there is an amendment to a credit agreement, please disclose the terms in effect up through the amendment as well as the terms that went into effect with the amendment.

Response 12.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 13.                    In the Notes to Financial Statements, Note 5 — Management Fees, Administrative Fees and Other Agreements, please include a statement that the officers and interested trustees are not compensated by the Registrant.

Response 13.  The Registrant confirms that its officers and interested trustees are not compensated by the Registrant.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 14.                    In the Notes to Financial Statements, please add disclosure that there are significant shareholders with more than 5% ownership along with a discussion of the risks.

Response 14.  The Registrant will make the requested change in future filings on Form N-CSR.

Comment 15.                    Please confirm that the Registrant is complying with Section 19(a) of the Investment Company Act of 1940.

Response 15.  The Registrant confirms that it is complying with Section 19(a) of the Investment Company Act of 1940.  The Registrant’s website will be updated to include all Section 19(a) notices that have been sent out to the Registrant’s shareholders.

Comment 16.                    Please provide an explanation for why the N-SAR filing for the period ended June 30, 2015, as filed on August 31, 2015, was amended on September 3, 2015.  For future amendments, please include a cover letter with the filing stating why the filing is being amended.

Response 16.  The Registrant notes that the N-SAR-A filing for the period ended June 30, 2015 was amended to adjust items 22 (Registrant’s portfolio transactions with entities acting as principals) and 23 (aggregate principal purchase/sale transactions of Registrant during current reporting period) after an inconsistency in the data run for this report was identified and reconciled.  The Registrant acknowledges that in the future, if the N-SAR is amended, it will provide a cover letter explaining the change with the amended filing.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.257.4265 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jennifer Wilson

Jennifer Wilson

cc: Stephen H. Bier, Dechert LLP